FILTRONA

File N[redacted]2

Filtrona plc

SEC Mail Processing Section

FEB 13 2009

Washington, DC
106

31 January 2009

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

[redacted]

09045344

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 December 2009, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

PROCESSED
MAR 02 2009
THOMSON REUTERS

V. Walters

Victoria Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

File No: 82-34882

FILTRONA PLC (the 'Company' or 'Filtrona')

Annual Information Update

Pursuant to the requirements of Prospectus Rule 5.2., the following summarises the information that has been published or made available to the public by Filtrona throughout the twelve months to 31 December 2008, some of which, may now be out of date.

Filtrona uses the London Stock Exchange RNS Submit service to make announcements to the market.

Copies of these announcements may be obtained from the RNS service using the following link – www.londonstockexchange.com/en-gb/pricesnews/marketnews/ and entering the company name 'Filtrona' or short code 'FLTR'.

Copies of all documents filed with Companies House may be obtained by contacting Companies House on 0870 33 33 636.

RNS Announcements

Holdings in Company:

1. 15 January 2008
2. 18 January 2008
3. 28 February 2008
4. 06 March 2008
5. 28 March 2008
6. 23 April 2008
7. 11 July 2008
8. 12 September 2008
9. 26 September 2008
10. 07 October 2008
11. 10 October 2008
12. 22 October 2008
13. 06 November 2008
14. 18 November 2008
15. 24 December 2008
16. 30 December 2008

Director/PDMR Shareholding:

1. 29 February 2008
2. 03 March 2008 (two announcements)
3. 04 March 2008 (two announcements)
4. 28 April 2008 (four announcements)
5. 13 May 2008
6. 16 June 2008
7. 02 September 2008 (two announcements)
8. 21 October 2008

Other announcements

	Date	Description
1.	03 January 2008	Total Voting Rights
2.	28 February 2008	Final Results – Part 1
3.	28 February 2008	Final Results – Part 2
4.	28 February 2008	Final Results – Part 3
5.	28 February 2008	Final Results – Part 4
6.	28 February 2008	Final Results – Part 5
7.	10 March 2008	Finance Director Appointment
8.	19 March 2008	Annual Report and Accounts
9.	24 April 2008	Interim Management Statement
10.	24 April 2008	Result of AGM
11.	27 June 2008	Trading Statement
12.	28 August 2008	Half Year Results
13.	03 October 2008	Acquisition
14.	17 October 2008	Acquisition – Completion
15.	21 October 2008	Interim Management Statement

Printed Publications submitted to the UK Listing Authority's Document Viewing Facility

Date	Description
16 March 2008	Preliminary Statement to 31 December 2007

Documents filed with the Registrar of Companies

	Date	Description
1.	16 January 2008	Form 169(1b) Treasury Shares
2.	25 March 2008	Form 288b - Resignation of Director
3.	27 March 2008	Form 288a - Appointment of Director
4.	05 April 2008	Annual Accounts made up to 31 December 2007
5.	06 May 2008	RES01 – Disapp Pre-empt Rights
6.	27 May 2008	Annual Return made up to 05 May 2008

– END –

Name of contact and telephone number for queries
Patricia Kendall, Deputy Company Secretary 01908 359 100

Name of authorised company official responsible for making this notification
Jon Green, Company Secretary

Date of notification
2 January 2009

File No: 82-34882

5 January 2009

FILTRONA PLC

Total Voting Rights and Share Capital

For the purposes of the FSA's Disclosure and Transparency Rules, the total number of ordinary shares of 25p each of Filtrona plc in issue as at close of business on 31 December 2008 is 219,326,795 with each share carrying the right to one vote.

There are 13,664,604 shares held in treasury.

The total number of voting rights in Filtrona plc is therefore 205,662,191.

The figure of 205,662,191 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest, or a change to their interest in, Filtrona plc under the FSA's Disclosure and Transparency Rules.

Enquiries

Jon Green
Company Secretary T: 01908 359100

FEB 13 2009
Washington, DC
106

File No: 82-34882

FSA®

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation:	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):	See attached schedule
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	06 January 2009
6. Date on which issuer notified:	07 January 2009
7. Threshold(s) that is/are crossed or reached:	See item13
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
GB00B0744359	14,015,038	14,015,038	13,407,006	13,407,006		6.51	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,407,006	6.51

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
Prudential plc (parent Company) M & G Group Limited (wholly owned subsidiary of Prudential plc) M & G Limited (wholly owned subsidiary of M&G Group Limited) M & G Investment Management Limited (wholly owned subsidiary of M&G Limited)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	The Prudential Assurance Company Limited (a wholly owned subsidiary of Prudential plc) no longer has a notifiable interest - now below 3%

14. Contact name:	Patricia Kendall
15. Contact telephone number:	01908 359100

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Jon Green Company Secretary Filtrona plc
Phone number	01908 359100

Released: 14/01/2009

com:20090114:RnsN5838L

RNS Number : 5838L

Filtrona plc

14 January 2009

14 January 2009

Filtrona plc

Trading Update

Filtrona plc ("Filtrona" or the "Company"), the international, market leading, speciality plastic and fibre products supplier, today issues a trading update ahead of its results for the year ended 31 December 2008, which will be announced on 26 February 2009.

GROUP FINANCIAL PERFORMANCE

During the period since the interim management statement of 21 October 2008, the Company has continued to trade in line with the Board's expectations.

In addition, the translation impact of significant movements in foreign currency exchange rates against sterling had an increasing benefit to the revenue and earnings of the Company in the latter part of the year.

On a Group basis, provisional 2008 reported revenue was up 6.5% versus the prior year (0.9% lower at constant exchange rates).

PLASTIC TECHNOLOGIES

Provisional reported revenues of Plastic Technologies for 2008 increased by 11.1% compared to the prior year (3.0% higher at constant exchange rates).

The Protection and Finishing Products division had another year of growth, although it experienced reduced orders in the last two months of the year resulting from the general weakness in industrial activity in both the US and Europe.

During the final quarter, the Coated and Security Products division sustained the positive momentum which prevailed throughout the year with a good performance in the tear tape business.

The Plastic Profile and Sheet division experienced tough trading conditions throughout the year in the US and at the end of the year saw some weakening in European markets. The industrial action at Boeing was settled in November and activity levels with this customer are now recovering.

FIBRE TECHNOLOGIES

Provisional reported revenues of Fibre Technologies for 2008 increased by 1.1% compared to the prior year (5.5% lower at constant exchange rates).

The Filter Products division delivered a robust trading performance in line with 2007, before restructuring costs. Whilst the Americas volumes continued at a depressed level, Europe experienced a last quarter benefit from previously announced new volumes and the Asia region had a strong year.

Within the Porous Technologies division, performance in the year was lower than the prior year, weakened by subdued demand in the writing instrument market.

NET DEBT & FINANCING

Net debt has increased during the period, impacted significantly by foreign exchange translation movements and by the acquisition of Lendell in October 2008. At the year end, net debt was £182m.

The Company's long-term funding arrangements comprise a sterling denominated multi-currency syndicated facility totalling £215m, which matures in May 2010, together with other uncommitted and overdraft facilities to provide short-term flexibility. Additionally, the Company has committed bilateral facilities of US$40m, which expire in November 2009.

STRATEGIC DEVELOPMENT AND COST MANAGEMENT

The Company has continued to pursue its strategy of optimising its portfolio of businesses, including progressing acquisition opportunities in its higher growth, higher margin divisions. During the fourth quarter of 2008, because of the deterioration in global economic and business conditions, the Company withdrew from a significant potential acquisition at an advanced stage. Accordingly, the Company will report £1.3m of transaction costs incurred on this strategic development activity in 2008, which will be presented separately by virtue of their size and incidence.

As previously announced, the Company has been taking actions to drive efficiencies and reduce its cost base and, given overall macroeconomic conditions, the Company retains an intense focus on cost optimisation both to protect short-term results and to secure strategic cost competitiveness. As a result, the Company will undertake a restructuring programme in 2009 and 2010,

with the focus on the Filter Products division.

It is estimated that the cash costs of this restructuring will be circa £5m in 2009 and £2m in 2010 (with additional non-cash costs of £3m over the two year period), which are expected to deliver savings of circa £2.5m in 2009 and £6.5m from 2010 onwards.

Commenting, Filtrona's Chief Executive, Mark Harper said,

"Filtrona has continued to trade in line with expectations and we remain firmly focused on customer service, cost competitiveness and cash generation."

Enquiries

Filtrona plc	Financial Dynamics
Mark Harper, Chief Executive	RichardMountain
Steve Crummett, Group Finance Director	Sophie Kernon
Tel: 01908 359 100	Tel: 020 7269 7121

END

MSCBRGDBCGBGGCX

File No: 82-34882

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	INVESCO Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	12 January 2009
6. Date on which issuer notified:	14 January 2009
7. Threshold(s) that is/are crossed or reached:	15%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	34,837,522	34,837,522	32,213,980		32,213,980		15.66%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
32,213,980	15.66%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Brown Brothers Harriman (New Jersey) – 29,924 Bank of Ireland (Dublin) – 428,317 Bank of New York – 105,817 Bank of New York (Brussels) – 68,170 Chase Bank – 179,816 JP Morgan Chase – 305,182 Citibank – 24,129,472 HSBC Bank Plc (London) – 532,935 State Street Trust & Banking Co (London) – 2,641,835 Trust & Custody Servs JP –7,724 North Trust Company (London) – 333,013 AIM Canada – 3,438,554 PowerShares – 13,221

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100

FSA

File No: 82-34882

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	INVESCO Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14 January 2009
6. Date on which issuer notified:	15 January 2009
7. Threshold(s) that is/are crossed or reached:	14%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	32,213,980	32,213,980	30,623,604		30,623,604		14.89%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
30,623,604	14.89%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Brown Brothers Harriman (New Jersey) – 29,924 Bank of Ireland (Dublin) – 428,317 Bank of New York – 105,817 Bank of New York (Brussels) – 68,170 Chase Bank – 179,816 JP Morgan Chase – 305,182 Citibank – 22,818,492 HSBC Bank Plc (London) – 490,487 State Street Trust & Banking Co (London) – 2,431,412 Trust & Custody Servs JP –7,724 North Trust Company (London) – 306,488 AIM Canada – 3,438,554 PowerShares – 13,221

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100

File No: 82-34882

FSA®

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21 January 2009
6. Date on which issuer notified:	22 January 2009
7. Threshold(s) that is/are crossed or reached:	From 4% - 3%(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
ORD GBP 0.25	9,335,118	9,335,118	8,082,013	8,082,013		3.92	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)

Number of voting rights	% of voting rights
8,082,013	3.92

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,082,013 – 3.92% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,361,558 – 3.57% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,361,558 – 3.57% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 205,662,191
14. Contact name:	Patricia Kendall Filtrona plc

15. Contact telephone number:	01908 359100

File No: 82-34882

File No: 82-34882

FSA®

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	INVESCO Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	26 January 2009
6. Date on which issuer notified:	28 January 2009
7. Threshold(s) that is/are crossed or reached:	14%, 13%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary 25p Shares (GB00B0744359)	30,623,604	30,623,604	28,178,170		28,178,170		13.70%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
28,178,170	13.70%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Brown Brothers Harriman (New Jersey) – 29,924 Bank of Ireland (Dublin) – 428,317 Bank of New York – 105,817 Bank of New York (Brussels) – 68,170 Chase Bank – 179,816 JP Morgan Chase – 305,182 Citibank – 20,802,670 HSBC Bank Plc (London) – 425,217 State Street Trust & Banking Co (London) – 2,107,855 Trust & Custody Servs JP –7,724 North Trust Company (London) – 265,703 AIM Canada – 3,438,554 PowerShares – 13,221

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100

END